UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 6, 2002

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated November 6, 2002

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: November 6, 2002	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

SIGNATURES
Commonwealth Bank of Australia
Annual General Meeting — 1 November 2002
CHIEF EXECUTIVE OFFICER’S ADDRESS
CHAIRMAN’S ADDRESS

1 November 2002

The Manager Company Announcements Platform Australian Stock Exchange 20 Bridge Street SYDNEY NSW 2000

Dear Sir

Re: Commonwealth Bank of Australia Annual General Meeting

I confirm at today’s Annual General Meeting, that all resolutions were decided on a show of hands, attached are details of proxies lodged in connection with the meeting.

Yours sincerely

J D Hatton
Company Secretary

Commonwealth Bank of Australia

Annual General Meeting — 1 November 2002

	Decided by					Vote at
Agenda	Show of Hands	Total Valid	Proxies	Proxies	Proxies	Proxies
Item	or Poll	Proxies	For	Against	Abstaining	Discretion

2(a)	Show of Hands	413,991,520	359,340,128	3,344,858	2,772,361	51,306,534

2(b)	Show of Hands	414,985,286	355,748,527	7,956,573	2,772,361	51,280,186

2(c)	Show of Hands	413,980,924	358,736,510	3,815,071	2,772,361	51,429,343

3	Lost on Show of Hands	413,666,311	94,123,210	279,176,390	9,078,539	40,366,711

COMMONWEALTH BANK OF AUSTRALIA
ANNUAL GENERAL MEETING
1 NOVEMBER 2002

CHIEF EXECUTIVE OFFICER’S ADDRESS

You may have noticed from this year’s Annual Report, a significant change in the description of the Bank’s vision, values, business activities and goals which the Chairman alluded to briefly in his address. Let me explain how we link these things to the community in which we operate:

•	Our people’s key objective is to apply the Bank’s values in providing a financial services experience that our customers value.

•	The Bank’s aim is to provide high quality services with choice of access that recognise and meet the lifetime financial needs of our customers.

•	We are working to ensure that our people are skilled, equipped and engaged to differentiate our service so that they will be trusted to deal with customers’ financial affairs with authority.

•	Our brand, know-how, flexible technology, automated processing, scale & risk management will help us develop services of superior value.

•	This whole approach is designed to build customer loyalty and retention, encouraging customers to share more of their business with us and for new customers to join us.

•	Our success is dependent upon our leaders living the organisation’s values and creating a vision for new and better services. This, they are determined to do.

•	The objective of these principles is to provide a fair, safe, challenging and rewarding work environment that attracts, motivates, retains and develops talented people.

•	All of this is designed to facilitate the generation of capital for growth and superior reward for shareholders.

•	The scope and importance of our activities will be to maintain community respect and contribute to a stable financial system in which the community can have confidence.

We aim to differentiate ourselves through the service our people provide. Our people are our service. And our values ensure that our service is provided from a culture of governance standards of the highest order in a way that is sensible, and worthy of customers’ respect.

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This is particularly important in an uncertain economic environment. In an environment where customers seek an organisation they can trust — our reputation will distinguish us. With this in mind I would like to focus on three areas this morning:

•	the service experience we are continuing to develop for our customers;

•	the engagement of our people to deliver these services; and

•	how we will continue to adapt for our customers in an ever changing environment.

First then, our customer service: The Bank had a record year in home lending, building its loan portfolio from $74b to $86b. It continues to meet customer demand for mortgage funding and this year has helped a large number of its customers to buy homes.

One new service was the Viridian Addvantage loan facility introduced in December 2001. Viridian Addvantage allows customers to include up to 10 separate loan accounts under the one umbrella limit, and provides flexibility in the use of the facility.

Demand for online services continued to grow with more than 2.6m customers now registered. In the last financial year, there were over 330 million Netbank transactions including funds transfers, bill payments and account balance enquiries.

A further enhancement to the Bank’s website was the launch of My Online Summary. This service helps customers keep track of all their online accounts at different organisations from a single location. Accounts that may be viewed include credit cards, managed funds, shares, savings accounts and e-mail.

During the year we made an important change to our personal transaction accounts. Customers had told us they found the previous fee structure too complicated, so during the year we redesigned these accounts. We consolidated nine accounts into one simple account with improved pricing transparency which provides an activity and cost summary to help manage total transaction costs.

I was pleased to be able to provide assurance to customers and the community in respect to our commitment to our present branch network. The Bank will be maintaining its network of more than 1000 branches, some 200 more than the nearest competitor. This network is complemented by an agency network of over

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3900, around 4000 ATMs, 730 Woolworths Ezy Banking sites at supermarkets, and 126,000 EFTPOS terminals.

CommSec continued the development of its business, processing 9.2% of the total number of ASX trades over the year to 30 June 2002 for approximately 740,000 customers. In May 2002, the Bank launched a new Master trust product through Colonial First State, called First Choice. It provides customers with considerable choice through the 47 individual investment options offered. First Choice already has $1bn under management and is available through the Bank’s own branch based financial planners and through independent financial planners.

To enable our business clients to offer Superannuation choice to their employees we have developed a superannuation payment system. This is an Internet based payment service that allows businesses to make superannuation payments on behalf of employees to any complying superannuation fund in Australia. A single payment from the employer’s bank account can be split by the Bank to represent many payments to various superannuation funds.

The Bank launched its Business Directions programme in March 2002. It incorporates tailored business insurance and superannuation, secure electronic/online banking options to minimise fraud and theft. It allows business to plan with confidence on the basis of fixed forward costs for vital plant and equipment purchases.

Significantly 2001/2002 was the first full year of service measurement using the Bank’s Service Quality Index. This compares customer service outcomes with predetermined service levels across most services provided by the Bank. The service standards are raised each year as customer expectations change. The index improved by 20% over the last year. It provides our people with quick feedback for early service rectification and forms part of the performance measure for all executives in the Bank.

This brings me to my second point: the engagement of our people to deliver our service. Our goal is to skill, authorise, equip and engage our people to differentiate our service.

Our fundamental intent is to strengthen the ties between engaged employees and engaged customers. We have been working towards this goal for some time, with the restructure of our organisation in December 2001 into five customer focused divisions and with continued enhancements to our people and leadership systems.

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To measure the level of staff engagement, the Bank uses an internationally recognised annual survey. This allows us to benchmark progress against companies around the world. The latest results show that we have achieved the greatest improvement of any organisation over 3 years using this survey system.

Major additional activities are planned in the near term.

•	We will complete the organisation review announced in December 2001, which will reinforce managerial authorities, reduce unnecessary layers of control, and delegate the authorities required to enhance customer service;

•	We will be providing our customer service officers with improved equipment and information to enhance service;

•	We are encouraging ideas-generation from all our people; and

•	We want to develop employment models to attract and retain targeted skill sets and engage the capability of the maturing workforce.

We have developed systems to enable our people to anticipate and meet customers’ emerging expectations.

This brings me to my 3rd point, adaptation in the ever changing environment.

In the early 1990s, when we looked at our customer needs, we identified three critical issues. First, they needed financial self-reliance more than ever because of an aging population, fiscal constraints on governments and the need to invest for their own retirement. Second, lifestyles had changed to the point where customers needed far more convenience. And last, if they were to feel comfortable about making critical decisions for their financial wellbeing, they had to have choice.

Over this last decade the Bank has aimed to address these requirements. To promote self-reliance, we have produced informational materials such as Home Loan help booklets, investor seminars, and educational sessions on banking for older people. We have aimed for transparency in all our dealings, notably in the content and format of banking statements and product descriptions.

The introduction of ATM’s, telephone banking and internet banking has improved the convenience of banking services to the point where customers can do their banking 24 hours a day, seven days a week. To meet the requirement of choice, the Bank now offers products and services in not only retail banking but also in insurance, investment and superannuation.

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We have also adopted developments in technology for traded securities, securitisation of financial claims and obligations and the development of the derivatives market. This has helped us both in competitive terms but also in terms of the scope that we have to solve problems for our clients. Through the acquisition of Colonial and the development of the Master Fund product we have added significant choice of investment fund managers for our clients.

Looking forward, we believe that customers want financial self-reliance, convenience and choice more than ever. However, they are trying to achieve this in a greatly changed environment.

Our customers are taking on greater responsibility for management of their financial affairs. In turn, financial service providers are responding by offering an ever-widening range of services. While this may provide a greater sense of control for some, for others the additional complexity can be confusing. In this environment, we want to help people find the service that best suits them. Our key strategic priority therefore is to improve the quality of service that our customers’ experience at all points of interaction with us. We believe that this is the single most important differentiating factor in our business today.

However, the world our customers live in is changing rapidly, affected by issues arising both offshore and closer to home. Australia should not consider itself immune from the impact of continued global uncertainty, and we should all be prepared for our economy to have to work through a fairly weak global economy.

It is within this environment that our strategic priority should also be about providing certainty and security to our customers, through a range of services they can depend on.

In addition to the people engagement and development of our service quality generally we have the capacity to offer our customers banking services, insurance services and asset management services. This is critical to engaging them in the totality of the service experience that they need to manage their financial wellbeing.

In developing our business through the acquisition of Colonial, which included banking, life insurance and funds management, we met our pre-agreed targets.

Whilst the effect of recent volatility in investment markets means that the life insurance and asset management businesses increase the volatility of our overall earnings, let me point out that less than 20% of our earnings come from these more volatile businesses. Yet this business is a critical prerequisite to working with our customers for their financial wellbeing.

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Over the long term the model of service which I have described, our people engagement, and our business mix, will drive value for customers, staff, shareholders and the community. Additionally we are making significant investments this year, including some restructuring, to underpin our productivity and competitiveness, which support the value of that service. As the Chairman pointed out, much of the expense is to be charged to the profit and loss account — because we have not created a restructuring provision.

Putting this in context for our customers, again I want to reiterate how pleased I was during the last year to be able to assure customers and the community about our continuing presence through our decision to maintain our branch network at 1000 sites. This is clearly a demonstration of our long-term commitment.

Another example of our commitment to our customers is that the Bank is a long term supporter of the rural sector and this support will continue through the current drought and beyond. There are signs that this drought could be one of the worst in our history.

The Bank provides special assistance in drought declared areas which includes:

•	additional carry on finance to meet short term needs, such as purchasing, stock feed, agistment, or to re-sow crops once rain is received.

•	restructuring of existing loans, free of additional related fees or charges...

•	providing interest only facilities during the drought...

•	extending the terms of facilities... and;

•	waiving of prepayment charges for affected customers wishing to access term deposits ahead of the maturity date.

In short, the Bank will be in the rural sector for the good times and the bad.

This reminds us that the world is a rapidly changing place in which people want vision and leadership more than ever, and they want to feel that they can trust whomever they’re dealing with in the financial services business. And that, to us, is the most important issue that will drive the strategy of the Bank.

Thank you ladies and gentlemen...

I will now hand you back to the Chairman.

COMMONWEALTH BANK OF AUSTRALIA
ANNUAL GENERAL MEETING
1 NOVEMBER 2002

CHAIRMAN’S ADDRESS

Introduction

At last year’s Annual General Meeting I spent some time describing the Bank’s approach to corporate governance and some of the processes that the Board had in place to ensure that high standards of governance were followed in the Bank. Since then corporate governance has come into sharper focus and become a matter of greater concern in the community. It was for this reason that I devoted most of the Chairman’s Statement in this year’s Annual Report to corporate governance in the Bank.

The Board of the Commonwealth Bank has consistently placed great importance on the governance of the Bank. The Board believes good corporate governance is vital to the wellbeing of the corporation. Good corporate governance establishes a culture with high level ethical and behavioural standards. People who are attracted to these standards are attracted to an organisation that embodies them. In a world where access to technology is mostly readily available to competing firms, the only source of sustainable competitive advantage is the quality and ability of the people who work in an organisation. In this respect good corporate governance is integral to the Bank’s strategy in the current and forecast environment. In a difficult environment, people want to deal with companies they can trust and good corporate governance provides one of the best means of demonstrating this to the Bank’s constituency; its customers, its shareholders, its employees and the community.

Today, I would like to take the opportunity to talk to you in greater detail about the Bank’s approach to corporate governance. I would then like to outline how this carries through to the organisation’s values, vision and business activities.

Corporate Governance
Board of Directors

I would like to commence by giving a brief introduction of each of the Directors here today.

To my right:
Frank Swan,
Fergus Ryan,
Barbara Ward,
Warwick Kent,
John Hatton — Company Secretary,
David Murray — CEO,

John Schubert — Deputy Chairman,
Colin Galbraith,
Reg Clairs,
Ross Adler,
and Tony Daniels.

Many of you are familiar with our Board Members but may not be aware of some of the reasons for their inclusion on the Board of the Commonwealth Bank.

At a high level, the Nominations Committee has developed a set of criteria for director appointments, which have been adopted by the Board. The criteria set the objective of the Board as being as effective, and preferably more effective than the best boards in the comparable peer group. These criteria, which are reviewed annually, ensure that any new appointee is able to contribute to the ongoing effectiveness of the Board, has the ability to exercise sound business judgment, to think strategically and has demonstrated leadership experience, high levels of professional skill and appropriate personal qualities. The inclusion of Board members who have formerly been Managing Directors or Chief Executive Officers is an indication that the Commonwealth Bank Board has met these criteria. All Board members have senior management experience. Ross Adler, Reg Clairs, John Schubert, Tony Daniels, Warwick Kent, Barbara Ward and I have all been CEOs or Managing Directors of other companies and David Murray is, of course, the CEO of the Bank.

In addition to these broad criteria, an effective Board also requires specific skills established by an agreed protocol or adopted on an as needs basis to meet changing business requirements. For example, Boards need specific accounting and financial management experience. Fergus Ryan, John Schubert, Warwick Kent and I all bring this specific expertise to the Board. However, some years ago it was also necessary for the Board to bring in specific marketing expertise because of our raised focus on marketing. Reg Clairs and Frank Swan have many years of experience in this area. As a financial institution, the Bank also requires expertise in the area of risk management. Colin Galbraith and Warwick Kent have particular expertise in this field.

A strong board needs contributions from individuals with a wide variety of skills. To ensure that the Board remains effective it is critical that continuity is maintained via effective succession planning. The Board of the Commonwealth Bank approaches succession on two levels. We consider succession in terms of maintaining the overall skill mix of the Board both in terms of continuity and additional skills to meet the changing needs of the Bank. We also need this continuity of skills on the four main Committees through which the Board operates.

The first of these is the Audit Committee, which consists entirely of non-Executive Directors, all of whom have familiarity with financial management and at least one has expertise in financial accounting and reporting. It is the policy of the Bank that the Chairman of the Bank is not permitted to be the Chairman of the Audit Committee. John Schubert, the current Chairman of the Audit Committee, has highly developed skills in financial and risk management as well as broad managerial experience culminating in his role as Managing Director of two major companies. Fergus Ryan brings extensive experience in accounting, audit, finance and risk management gained through his thirty-three years in chartered accounting. With twelve years experience in the transport and aviation industries, most recently as Chief Executive of an aviation services company, Barbara Ward has a depth of experience in finance, risk management and strategic policy. Ross Adler has had a broad business background, most recently in the oil and gas industry, and brings these skills, along with a deep understanding of strategic positioning, project evaluation and planning.

In addition to the Audit Committee, the Bank has three other Committees: the Risk Committee, Remuneration Committee and Nominations Committee.

The Risk Committee oversees credit and market risks assumed by the Bank in the course of carrying on its business. Current members of the Risk Committee are David Murray, Frank Swan, Colin Galbraith, Warwick Kent and myself.
Warwick Kent brings expertise as both an Executive and Non Executive Director in the banking industry. He was Managing Director and Chief Executive Officer of BankWest and had a long career with Westpac Banking Corporation. Frank Swan brings to the Risk Committee skills in marketing, distribution and manufacturing, and wide experience in brand development, research, strategic development and acquisitions. Colin Galbraith contributes his legal background as partner of Allens, Arthur Robinson, Lawyers, as well as his experience as a non-Executive director in the banking and funds management industry through his previous directorship of Colonial Limited.

The Nominations Committee critically reviews the corporate governance procedures of the Bank and the composition and effectiveness of the Commonwealth Bank Board and the boards of the major wholly owned subsidiaries. Members of the Nominations Committee are John Schubert, Frank Swan and myself.

I would also like to mention briefly the members of the Remuneration Committee. Current members of the committee are myself as Chairman, Reg Clairs and Tony Daniels. Reg Clairs brings to the Board extensive experience in retailing, branding and customer service. Tony Daniels provides skills in company restructuring, and continuous performance improvement. Both Reg and Tony have had broad practical experience during their successful executive careers. Through our experience as CEO’s and Non-Executive Board Memberships we have been exposed to a broad range of remuneration models.

The composition of the Board of Directors provides an excellent mix of judgement, experience and skill. The particular expertise each director brings to the Board creates an integrated whole that works cohesively and has been able to demonstrate excellent results for shareholders.

My statement in the annual report provides a comprehensive list of the Bank’s corporate governance practices, including recent improvements which we announced on 21 August this year at the time of our full year profit announcement. I refer you to that statement commencing on page 1 of the Concise Annual Report.

The Bank is at the forefront of best practice corporate governance. However, we recognise that corporate governance does not operate in isolation from the rest of the organisation. It is, in fact, one of the critical ingredients of our strategy and it is expected that it will become even more important in the uncertain current and forecast environment.

Vision, Values and Business Activities

The main pre-occupation in the media and the proposals for legislation and regulation is largely on the conformance aspect of governance. It is very important to keep in mind that corporate governance has two elements; performance and conformance. While ensuring that appropriate policies, processes and practices are in place is a necessary prerequisite to satisfactorily meet conformance requirements, it is vital that the focus on conformance does not detract from the principal responsibility of the Board in respect of performance.

We must not lose sight of the principal function of an enterprise, which is to undertake prudent risk-taking activities to:

•	generate rewards for shareholders who invest their capital;

•	provide goods and services of value to customers; and

•	provide meaningful employment for employees;

and to do so in a way that contributes to the welfare of the community.

These statements sum up the objectives of the Bank and are taken into account in setting our ongoing strategy. We fully appreciate that these objectives are mutually dependent and that, without satisfied customers, no business has a secure future.

Our vision for the Bank is for it to be chosen and respected as an excellent provider of financial services and in doing so to earn trust by an uncompromising commitment to honesty and integrity.

The Bank’s business goals are to build and maintain community respect and confidence.

The Bank demands the highest standards of honesty and integrity from all its people and strong governance within the Bank. However, we recognise that we have a responsibility to do more than simply maintain good governance practices. We must conduct our activities in a manner that contributes to the community and, as a major provider of financial services, we must also ensure that our decisions assist in moderating, rather than exacerbating, volatility in economic activity levels. The governance process guides our progress in this respect and leads to a relationship of integrity with our customers, shareholders and the community as a whole.

Executive Remuneration

Allied with the focus on corporate governance generally is the concern being expressed by some in the community in relation to executive remuneration. The policy adopted by the Bank is to structure remuneration packages for executives so as to be competitive in the market, so that the Bank is able to recruit and retain capable executives. As I said earlier, the only source of sustainable competitive advantage for any enterprise is the quality and capability of the people who comprise the organization. In order to ensure that we are doing best for our shareholders we give priority to recruiting and developing our people.

Because of the interest in the topic I would like to take a few minutes to describe the structure of the remuneration arrangements for executives of the Bank. The remuneration package for the executives is made up of three components. The first is a fixed amount, comprising the salary, superannuation, other benefits and fringe benefit tax payable to, or in respect of, the executive.

The second component is the short term incentive plan. Under this plan the potential amount which can be earned in a year is related on a formula basis to the first, that is, the fixed, component. The ratio of potential short term incentive to fixed remuneration varies according to the level of the executive in the organization. Targets are set for each executive at the beginning of the year. Some of these targets are financial and others relate to performance in areas critical to the ongoing success of the Bank. These targets are tailored to the individual’s responsibilities. Some examples at senior levels are customer service levels, productivity improvement, market share, people management, and succession planning. There is an overriding requirement that each Executive’s actions and behaviour conforms with the values and culture of the organisation.

Achievement against target determines the actual amount disbursed under the plan each year. The targets set are not easy to achieve. During the last three years the highest percentage of potential short term incentive earned by a member of the senior executive team was 82% and payments ranged down to 60% of potential. Last year the Chief Executive Officer earned 65% of the potential short term incentive available to him.

Half of the short term incentive earned by each executive is paid to the executive in cash. The other half is delivered to the executive in deferred fully paid shares which are purchased on market and charged against the profit and loss account. Half of these shares are distributed to the executive one year later and the balance after two years. If the executive resigns prior to these dates the right to the shares lapses.

The third component of the remuneration arrangements is the long term incentive plan, which is titled the Equity Reward Plan. The potential benefit under this plan is, like the second component, also related on a formula basis to the fixed element of the executive’s package. In the two previous years, half of the reward was in the form of shares and half as options. For the current year the potential benefit is totally in the form of shares, with options now being eliminated from the plan. As advised in the Annual Report, shares and options previously allocated under the Equity Reward Plan will continue until they vest upon prescribed performance hurdles being met or they lapse. Shares allocated to executives in the current year are also only transferred to them if the performance hurdles built into the plan are met.

These hurdles are based on the Bank’s performance in respect of total shareholder return as compared with that of competing institutions. This is to align the interest of management with that of shareholders. The number of shares that executives finally receive out of the initial allocation depends on how well the Bank performs in the period three to five years after the allocation is made. If the Bank’s Total Shareholder Return is equal to the average return of a peer group of financial services companies, 50% of the allocated shares will vest. If the Bank’s performance is equal to the 67th percentile of industry performance, 75% of the shares will be earned. The total allocation will vest only if the Bank’s performance exceeds the 75th percentile. There is a linear scale to determine the number vesting between the 50, 67 and 75 points on the scale. If the Bank does not achieve the average return none of the shares originally allocated will vest and any rights to them will lapse.

As advised in the Annual Report it is intended to expense the cost of incentives and the distribution of shares to employees against profits. A basis of valuation will be adopted that reflects the conditional nature of the incentive benefits. Obviously, when an accounting standard is developed we will adopt that standard.

I now wish to refer to a matter that has attracted some media attention since the Annual Report was issued. Towards the end of the last financial year a bonus of $4.65 million was paid to the Managing Director. This payment was in accordance with a contract entered into with Mr Murray in 1992 when he was appointed to the position of Managing Director, which provided that he would receive a payment of three times his base salary upon completion of ten years satisfactory performance in that position. This bonus arrangement needs to be viewed in the context of the time at which it was entered into.

At that time the Bank was 70% owned by the Commonwealth Government and the Managing Director’s remuneration was constrained to a level well below that of the CEOs of the other major banks. In addition, because of the constraints arising from the Government’s ownership, the Bank was unable to offer Mr Murray any form of equity as part of a longer term incentive plan. The Board took into account a number of factors in deciding to structure a payment to which Mr Murray would become entitled after a period of satisfactory service as Chief Executive Officer of the Bank. The $4.65 million bonus payment relates to performance over a period of ten years and works out to be the equivalent of $465,000 a year.

In considering whether Mr Murray was deserving of this payment it is instructive to review the Bank’s performance since his appointment. The Bank’s share price has risen from just over $7.00 to around $30.00 during that time. The Bank’s capitalisation has risen from $6 billion to around $40 billion. Over the same period earnings per share have more than quadrupled and shareholders have received $10.51 per share in dividends. These achievements were recognised in the Oliver Wyman global survey of shareholder returns from financial institutions. This year the Bank was rated first out of the world’s top 400 financial institutions in volatility-adjusted returns to shareholders over five years.

The payment of the contracted bonus to Mr Murray was disclosed in the report for the year in which it was made. This is in accordance with what has been general practice in relation to the cash component of remuneration. Where shares or options are made available to Executive Directors, prior approval of shareholders is obtained but this has not been a requirement or the practice where cash payments are made. As we informed shareholders previously, Mr Murray entered into a new contract, effective from 2 July last year. This contract does not have a similar bonus payment.

Special Resolution

Later in the meeting you will be required to consider a resolution put forward by 159 shareholders to modify the Bank’s constitution in the form set out in the Appendix to the Notice convening this meeting. As advised to you in my letter to shareholders, the Bank’s Directors do not believe that such modifications to the Bank’s constitution would be in the best interest of the Bank or of its shareholders.

The first point I would like to make is that, although the Bank is shown as a substantial shareholder in Gunns Limited, the firm referred to in the statement distributed to shareholders from the 159 shareholders, this shareholding is held on behalf of investors who invest their savings through the funds management business of the Bank. The Bank does not own any shares in its own right.

The Board of the Bank does not dictate to the Fund Managers how they should invest. They are required to act in the best interest of those who entrust their savings to them or according to the mandates that are given to them by investors and by trustees of superannuation funds. They have a fiduciary duty to these investors. For the Bank to impose constraints, apart from requiring them to act lawfully and with integrity in relation to their investing, would be to unreasonably restrict them and to impose the views of some investors on the actions of others who hold different views.

I can understand that people can hold strong views in relation to woodchipping and certain other activities and do not wish to invest in Funds that invest any of their savings in these activities. This is their right and they can choose to invest in specialised funds, that do not invest in the particular industries to which they object. But this should not preclude others from having the opportunity to invest in companies that are acting within the law and carrying on legitimate businesses.

If particular activities are to be restricted or outlawed then the appropriate avenue is through the parliamentary process. Your Board does not believe that having one group impose its views on others through restrictions in the Bank’s Constitution is the appropriate way to proceed.

The statement distributed to shareholders refers to the Bank’s policy in relation to environmental considerations in its own activities. As stated in the circulated statement, the Bank does take seriously its concern about the environment and actively takes measures to make more efficient use of energy, water, paper and the general procurement of supplies so as to reduce the environmental impact of our business.

The Bank adopts a prudent approach to lending, recognising its fiduciary responsibilities to shareholders, customers, employees and the community. A major concern of the Bank in making a loan is to be reasonably satisfied that the borrower will be able to service the loan through the regular payment of interest and the repayment of principal as scheduled. This requires lending officers to have regard to any matters that may affect the risk of default and the size of loss given default. Among these is any potential contingent liability or impediments arising from the activities of the potential borrower. I can assure shareholders that a prudent approach is taken in these matters.

Educational fund

When Colonial Mutual Life was demutualised, amounts attributable to unidentified beneficiaries were placed in a foundation. Claimants to these funds had five years to establish claims which were to be satisfied out of the funds of the foundation. At the end of the five years half the remaining balance of the funds in the foundation are to be distributed to Colonial, now a subsidiary of the Bank, and the other half to remain as the corpus of the Colonial Foundation. The Bank expects to receive about $70 million after tax in December.

The Board has decided to use these monies to establish a fund with the principal purpose of encouraging developments in education, including the development of financial skills for young Australians. Further details of the fund will be announced closer to the time when the monies are to be received.

Results

Last year’s earnings were a commendable $2,655 million, having been recorded in a strongly competitive environment. This result represented an increase of 11% compared with the result for the previous year.

The Bank also continued its tradition of a high dividend payout ratio relative to its peers. The final dividend, paid in October, was 82 cents per share fully franked at 30%. This brought the total dividend for the year to $1.50, which represented an increase of 10.3% on the prior year’s dividend of $1.36 and an improvement in the payout ratio from 75.5% in the previous year to 76.2%. Over the year, cash earnings per share rose 10.1% or 18 cents to $1.97.

The Bank’s lending portfolio remains soundly managed. The annualised credit charge for bad debt in the second half of the year was less than the full year in 2000/2001, despite the current weakening in the overall economic outlook.

The result was achieved despite volatility in global equity markets and higher credit losses during the first half of the year. The strong banking result was achieved despite a slightly lower net interest margin, the funds management businesses grew strongly, while the life insurance business was negatively affected by poor returns from equity markets. Total assets held and funds under management grew by 6% to $327 billion. Return on total banking assets and funds under management was 0.8%.

The result achieved also reflects the dedicated effort of the Bank’s 38,000 staff, whose commitment to service was integral to the Bank’s solid performance.

The Bank announced in August that, subject to the receipt of regulatory approvals, it intended to issue innovative hybrid capital securities to enable it to undertake a share buy-back of approximately $500 million. The intention was to complete this capital management initiative by the end of this calendar year. All necessary regulatory approvals have been received except for the rulings from the Australian Tax Office. When the tax rulings are received and subject to market conditions, we expect to be able to undertake these capital initiatives in the new calendar year.

Outlook

The uncertainty around the global economic outlook alluded to in the annual report has not changed. Nor have the risks to the Australian economy, notwithstanding its relatively good economic performance.

The Bank has reviewed its earnings outlook having regard to results for the first quarter and the trend of investment markets up to 30 October 2002. Investment returns during the first quarter have been poor, and as a result returns on shareholders’ funds in the life business have been well below the longer term expectations for this business. In this environment, operating margins in the Life Insurance and Funds Management businesses have been flat. While investment returns in October were better, significant volatility remains in the market.

Profitability of the banking business is satisfactory. Retail banking has achieved sound growth over the previous corresponding quarter. However, financial markets trading income has been weaker.

In releasing the annual results, the Bank pointed out that the cost of various restructuring initiatives during 2002/03 would be expensed; ie they would not be the subject of a restructuring provision. The Bank also announced that all employee equity plan costs would be expensed. In prior years part of these costs were expensed, depending upon the nature of the related plan.

The combination of the restructuring costs and expensing the cost of employee equity arrangements will affect reported profitability during this half. Otherwise, expenses are in line with expectations and the charge for bad and doubtful debts is running lower than in the prior corresponding period. Credit quality remains sound.

Given the poor performance in investment markets, together with the additional expenses mentioned above, the Bank’s reported first half Net Profit After Tax (cash basis) is likely to be about that of the previous corresponding half year, but will be up after adjusting for costs of restructuring and the employee equity arrangements.

The outlook for the full year will depend on the direction of investment markets and continuing growth in housing and business credit in Australia. With restructuring benefits beginning to emerge in the second half, the Bank expects modest growth in reported Net Profit After Tax (cash basis).

Directors do not anticipate any change to the Bank’s dividend policy of continuing to maintain a relatively high payout ratio.

Conclusion

The Bank has endeavoured to undertake its activities in a manner that contributes to the community. We recognise that it will be important to maintain this approach in the increasingly uncertain times ahead. The proper conduct of our activities is not only critical in terms of our position in the community, it is also integral to the Bank’s strategy. We fully appreciate that companies that maintain their customers’ trust will earn respect and loyalty from both customers and the community and our efforts are directed towards this. At any time this is important but in the current uncertain economic climate, and with the increasing concern about the global economic outlook, it is critical. We recognise that in an uncertain market, customers will be looking to deal with companies they can rely on and we are aiming to be responsive to this fact. We know they will judge reliability by the interaction they have with our people, the services we can provide, the values we embody and the contribution we make to community confidence. And this is what underlies our strategy.

I would now like to introduce the Group’s Chief Executive Officer, Mr David Murray, who will report to you on the Bank’s activities.